Exhibit 99.1

May 17, 2018

Lithium Americas Files NI 43-101 Technical Report on the Updated Mineral Resource Estimate for the Thacker Pass Project

Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) is pleased to announce the filing of a technical report (the “Technical Report”) for the Thacker Pass lithium project (the “Thacker Pass Project”), formerly Stage 1 of the Lithium Nevada project. The Thacker Pass Project in Nevada, United States, is 100% owned by Lithium Nevada Corp., a wholly-owned subsidiary of Lithium Americas. The Technical Report supports the scientific and technical disclosure in the updated mineral resource estimates contained in the Company's press release dated April 5, 2018.

The Technical Report entitled, "Independent Technical Report for the Thacker Pass Project in Humboldt County, Nevada, USA" was prepared by “qualified persons” from Advisian Americas, a division of the WorleyParsons Group, in compliance with National Instrument 43-101 - Standards for Disclosure for Mineral Projects ("NI 43-101").  The Technical Report is available on SEDAR at www.sedar.com and on the Company's website at www.lithiumamericas.com.

About Lithium Americas

Lithium Americas, together with SQM, is developing the Cauchari-Olaroz lithium project, located in Jujuy, Argentina, through its 50% interest in Minera Exar. In addition, Lithium Americas owns 100% of the Thacker Pass Project, and RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1150-355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email: ir@lithiumamericas.com

Website: www.lithiumamericas.com

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